December 10, 2018



Via E-Mail
Norman Reynolds
Norman T. Reynolds Law Firm, P.C.
P.O. Box 246
186 Henkel Circle
Round Top, Texas 78954

       Re:    Greenway Technologies, Inc.
              DFRN14A filed November 28, 2018
              Filed by Greenway Technologies, Inc. Shareholder Committee File No. 0-55030

Dear Mr. Reynolds:

       The Office of Mergers and Acquisitions has reviewed the revised filing listed above. Our comments follow. Our comments follow. All defined terms have the same meaning as in the proxy statement listed above.

Proxy Statement filed on November 28, 2018

General

       1. Refer to comment 5 in our prior comment letter dated November 1, 2018 referencing the Notice of Internet Availability required by Exchange Act Rule 14a-16. While your most recent revised proxy statement indicates that you will no longer provide the proxy statement via the "notice and access" model of delivery, we do not see in the revised document the information required by the Notice of Internet Availability of
          Proxy Materials. While you may use the "full set" delivery option outlined in
          Exchange Act Rule 14a-16(n), the information required to be included in the Notice of Internet Availability of Proxy Materials must be included in such a Notice that accompanies your proxy statement or included in the proxy statement itself. Refer to
          Exchange Rule 14a-16(n)(2). See also Exchange Act Rule 14a-16(c) for the
          disclosure that must be included in the Notice (or the proxy statement itself). Note that the required disclosure includes "[t]he Internet Web site address where the proxy materials are available." (This may not be the Commission EDGAR Web
site   see
          Exchange Act Rule 14a-16(b)(3)). Please revise to include the required information.
 Norman Reynolds, Esq.
December 10, 2018
Page 2


       2. In your response letter and with a view to further disclosure in the proxy statement, tell us whether Mr. Richard Halden is associated with your proxy solicitation, and if so, in what capacity. We note his prior involvement with Greenway and the involvement of a Timothy Halden with the Committee.

       3. With respect to the ability of a shareholder to cumulate votes, we understand that the
          Texas Business Organizations Code provides that written notice must be given by any shareholder who intends to cumulate. Is this your understanding? If so, please describe in the proxy statement how and when such notice must be provided and to whom. If you disagree, please explain your authority in your response letter.

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to me at (202) 551-3263.


                                                    Sincerely,

                                                    /s/ Christina Chalk

                                                    Christina Chalk
                                                    Senior Special Counsel
                                                    Office of Mergers and
Acquisitions